SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   ----------

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999      Commission File Number 33-46530

                                   ----------

                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                             4800 N. Scottsdale Rd.
                            Scottsdale, AZ 85251-7623
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS

FINANCIAL STATEMENTS AND EXHIBITS

   Financial Statements
                                                                         Page(s)
                                                                         -------
     Independent Auditors' Report
       Ernst & Young LLP                                                    1
       Deloitte & Touche LLP                                                2

     Statements of Net Assets Available for
      Benefits - December 31, 1999 and 1998                                 3

     Statements of Changes in Net Assets Available for
       Benefits - for the Years Ended December 31, 1999
       and 1998                                                             4

     Notes to Financial Statements                                        5 - 7

     Supplemental Schedule                                                  8

   Signatures                                                               9

   Exhibits                                                              10 - 12

Report of Independent Auditors

To the Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Scottsdale, Arizona


We have audited the accompanying statement of net assets available for benefits of The FINOVA Group Inc. Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with its accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST & YOUNG LLP

Phoenix, Arizona
June 6, 2000

INDEPENDENT AUDITORS' REPORT

To the Administration Committee and Plan Participants of
 The F1NOVA Group Inc. Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan (the "Plan") as of December 31, 1998, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Phoenix, Arizona

June 18, 1999

                       THE FINOVA GROUP INC. SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DECEMBER 31,
                                                      --------------------------
ASSETS                                                   1999           1998
                                                      -----------    -----------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   T. Rowe Price Equity Index Fund                    $12,948,972    $ 7,958,034
   Vanguard Windsor Fund                                9,101,053      8,476,503
   T. Rowe Price New America Growth Fund                7,103,729      6,533,244
   T. Rowe Price Growth & Income Fund                   7,037,742      6,595,663
   T. Rowe Price Stable Value Common Trust Fund         6,098,898      5,696,318
   T. Rowe Price International Stock Fund               4,521,593      3,540,731
   T. Rowe Price Small-CAP Value Fund                   1,950,188      1,770,194
   T. Rowe Price Spectrum Income Fund                   1,859,431      2,062,571
   T. Rowe Price Prime Reserve Fund                     1,850,216      2,357,859
   Vanguard Bond Index Fund                             1,663,590      1,425,016
   T. Rowe Price International Bond Fund                  162,491        116,272

 Common Stock:
   The FINOVA Group Inc. Common Stock                   9,978,591     12,268,435

 Participant notes receivable                           2,098,370      1,565,228
                                                      -----------    -----------
     Total investments                                 66,374,864     60,366,068
                                                      -----------    -----------

CONTRIBUTIONS RECEIVABLE                                  210,336        186,704

DIVIDENDS RECEIVABLE                                       51,036         39,622

CASH                                                            0            524
                                                      -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $66,636,236    $60,592,918
                                                      ===========    ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       Year ended December 31,
                                                   -----------------------------
ADDITIONS:                                             1999              1998
                                                   ------------      -----------
 Contributions:
  Employee wage reductions                         $  6,052,822      $ 4,896,597
  Employer contributions                              1,959,297        1,496,531
                                                   ------------      -----------
     Total contributions                              8,012,119        6,393,128

 Rollover deposits                                    1,028,246          710,842

 Investment income:
   Dividends and interest income                      4,212,471        3,105,225
   Net appreciation (depreciation) in fair
   value of investments:
      Mutual Funds                                    1,720,281        1,320,671
      Common Stock                                   (4,588,205)       1,055,451
                                                   ------------      -----------
     Total investment income                          1,344,547        5,481,347
                                                   ------------      -----------

     Total additions                                 10,384,912       12,585,317

DEDUCTIONS - distributions to participants            4,341,594        3,397,748
                                                   ------------      -----------

NET INCREASE                                          6,043,318        9,187,569

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                 60,592,918       51,405,349
                                                   ------------      -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                     $ 66,636,236      $60,592,918
                                                   ============      ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   DESCRIPTION OF THE PLAN

     The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA") by The Dial Corp ("Dial"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996; after-tax contributions were not allowed after December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. INVESTMENT PROGRAMS - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants into 11 mutual fund investment choices or FINOVA common stock. All dividends or income generated by the investments are generally reinvested according to the participant's investment elections.

     c. PARTICIPANT NOTES RECEIVABLE - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants' current investment elections.

     d. CONTRIBUTIONS - Employees may elect Voluntary pre-tax wage reductions. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation ("as defined").

          Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 6% of salary reduction. For the first 3% of salary reduction, the Company's matching contributions are made in FINOVA's common stock under FINOVA's Employee Stock Ownership Plan ("ESOP").

                       THE FINOVA GROUP INC. SAVINGS PLAN

          The remaining matching contribution is made to this Plan and can be invested in any of the Plan's qualified investments, including FINOVA common stock.

          The Company's contributions are at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     e.   DISTRIBUTIONS  -  Distributions  of Plan assets  primarily  occur from participant termination from the Company, financial hardship, disability, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

     f. VESTING - Contributions to the Plan are 100% vested and nonforfeitable at all times.

     g. PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee wage reductions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     h. PLAN ADMINISTRATION - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company's option, the Company paid expenses of maintaining the Plan in 1999 and 1998.

     i. PLAN TERMINATION - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

     b. INVESTMENT VALUE AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

     d. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                       THE FINOVA GROUP INC. SAVINGS PLAN

          amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.   RELATED PARTY TRANSACTIONS

          Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

4.   FEDERAL INCOME TAX STATUS

          The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

                       THE FINOVA GROUP INC. SAVINGS PLAN

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1999

EMPLOYER IDENTIFICATION NUMBER:  86-0695381 PLAN NUMBER: 003
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
     END OF YEAR

     Column B                                Column C                         Column D         Column E
     --------                                --------                         --------         --------
                                  Description of Investment Including
Identity of Issue,                      Collateral, Rate of
 Borrower, Lessor                       Interest, Maturity
 or Similar Party                    Date, Par or Maturity Value                Cost        Current Value
 ----------------                    ---------------------------                ----        -------------
T. Rowe Price Equity Index Fund   Common Stock Fund (327,325 shares)         $ 8,758,948     $ 12,948,972
Vanguard Windsor Fund             Common Stock Fund (599,938 shares)           9,518,054        9,101,053
T. Rowe Price New America
 Growth Fund                      Common Stock Fund (147,810 shares)           5,998,422        7,103,729
T. Rowe Price Growth & Income
 Fund                             Common Stock Fund (287,960 shares)           6,742,447        7,037,742
T. Rowe Price Stable
 Value Common Trust Fund          GIC Fund  (6,098,898 shares)                 6,098,898        6,098,898
T. Rowe Price
 International Stock Fund         Common Stock Fund (237,603 shares)           3,365,651        4,521,593
T. Rowe Price Small-CAP Value
 Fund                             Common Stock Fund (110,680 shares)           2,257,930        1,950,188
T. Rowe Price Spectrum
 Income Fund                      Bond Fund (173,616 shares)                   1,938,445        1,859,431
T. Rowe Price Prime Reserve
 Fund                             Money Market Fund (1,850,216 shares)         1,850,216        1,850,216
Vanguard Bond Index Fund          Bond Fund (174,016 shares)                   1,727,572        1,663,590
T. Rowe Price
 International Bond Fund          Bond Fund (17,739 shares)                      172,828          162,491
The FINOVA Group Inc.
 Common Stock                     Common Stock (281,087 shares)                9,890,377        9,978,591
Participant Notes Receivable      Participant Loans (rate of interest
                                  6.0% to 10.0%), maturing in 2000 to 2024            0         2,098,370
                                                                                             ------------
                                                                                             $ 66,374,864
                                                                                             ============

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE FINOVA GROUP INC. SAVINGS PLAN





Dated: June 22, 2000                    Signature: /s/ William C. Roche
                                                  ------------------------------
                                                  William C. Roche
                                                  Senior Vice President -
                                                  Human Resources



Dated: June 22, 2000                    Signature: /s/ Bruno A. Marszowski
                                                  ------------------------------
                                                  Bruno A. Marszowski
                                                  Senior Vice President -
                                                  Controller and Chief
                                                  Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX
                                                                 Page No. in
                                                                Sequentially
                                                                numbered Form
No.                        Title                                 11-K Report
---                        -----                                 -----------

23.1    Independent Auditors' Consent of Ernst & Young LLP            11

23.2    Independent Auditors' Consent of Deloitte & Touche LLP        12